KIRKLAND LAKE GOLD ANNOUNCES FILING OF DETOUR LAKE TECHNICAL REPORT, INCLUDING NEW LIFE-OF-MINE PLAN

Highlights of the 2021 Life-of-Mine Plan ("LOMP"):

  Production of 680,000 - 720,000 ounces from 2021 - 2024, growing to 800,000 ounces in 2025 and reaching over 900,000 ounces in 2032

  Low unit costs, including average operating cash costs of $524/oz and AISC/oz of $775 in first five years (2021 - 2025)

  Large Mineral Reserve provides 22-year production life with potential for further growth

  Encouraging exploration results supporting substantial growth in Mineral Reserves, higher production levels and further improvements to unit costs not included in 2021 LOMP (to be superseded by new mine plan in 2022).

Toronto, Ontario - March 30, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced the filing of a technical report (the " 2021 Detour Lake Technical Report" or the "Report") for the Company's Detour Lake Mine, entitled "Detour Lake  Operation, Ontario, Canada, NI 43-101 Technical Report." The Report was prepared in compliance with National Instrument 43-101 - Standards for Disclosure of Mineral Projects ("NI 43-101") and is effective as at December 31, 2020. The Report is available under Kirkland Lake Gold's profile on SEDAR at www.sedar.com and on the Company's website at www.kl.gold. All dollar amounts in this press release are expressed in US dollars, unless otherwise indicated.

The 2021 Detour Lake Technical Report includes a new life-of-mine plan ("2021 LOMP") that supports the scientific and technical disclosure in the updated Mineral Resource and Mineral Reserve estimates as at December 31, 2020 contained in the Company's press release dated February 25, 2021. In addition, results published in the Report are consistent with, and confirm, the multi-year production guidance (2021 - 2023) and unit cost and capital expenditure guidance for 2021 included in the Company's press release dated December 10, 2020. The Report does not include any of the exploration success achieved since the Company acquired Detour Lake Mine on January 31, 2020; nor does it include the full impact of business improvement initiatives undertaken since the acquisition. The results of the Company's exploration program will be included in a new mine plan to be issued in 2022 ("2022 LOMP"), which the Company expects will lead to significant value enhancement opportunities for the Detour Lake operation.

Under the 2021 LOMP, production is expected to average 680,000 - 720,000 ounces from 2021 - 2024, before increasing to 800,000 ounces in 2025. Production would then decline for three years during a period of increased stripping before reaching over 900,000 ounces beginning in 2032. As the Company's continues its exploration drilling and works to factor the significant drilling success it is achieving into the 2022 LOMP, an important objective will be to achieve growth in reserves and changes to the production profile such that there is not a drop off in production after 2025, and to achieve 900,000 ounces of production, or higher, as early in the mine life as possible, leading to further improvements in unit costs and free cash flow.

The Detour Lake Technical Report was prepared by following Kirkland Lake Gold employees, all of whom are qualified persons as defined in NI 43-101, Standards of Disclosure for Mining Projects and in compliance with Form 43-101F1:  Mr. Andre Leite, P.Eng, Detour Lake Mine Technical Service Manager; Mr. Jean Francois Dupont, P.Eng, Detour Lake Chief Metallurgist; Dr. Veronika Raizman, P.Geo., Manager, Reclamation & Geochemistry; and Mr. Paul Andrew Fournier, P.Eng, Manager, Cost Accounting.

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2021 Detour Lake Technical Report and LOMP

Among the key results included in the 2021 Detour Lake Technical Report and LOMP are the following:

  Significant production growth in first five years compared to previous results driven by a lower strip ratio and expanded levels of mill throughput, with production targeted at 680,000 - 720,000 ounces from 2021 - 2024 and reaching 800,000 ounces in 2025

  Low unit costs in the first five years (2021 - 2025) with operating cash costs per ounce sold(1)(2) averaging US$524 and all-in sustaining costs ("AISC") per ounce per ounce sold(1)(2) averaging $775

  Long Production Life of 22 years based on 13.8 million ounces of Mineral Reserves (at or above a 0.50 g/t cut-off grade) and 2.0 million ounces of low-grade stockpile Mineral Reserves (below 0.50 g/t cut-off grade) to mainly be processed at the end of the mine life; potential exists for extended life with updated resource model incorporating 2020 and 2021 exploration drilling

  Capital expenditures that support expanded production levels and a long mine life; sustaining capital expenditure estimates based on actual operating experience; growth capital expenditure estimates reflect the impact of multiple new growth projects aimed at maximizing after-tax cash flow over the life of mine and positioning Detour Lake to take advantage of additional growth opportunities once the results of exploration drilling are factored into the mine plan.

(1) See "Non-IFRS Measures" in this press release and in the MD&A for the three and twelve months ended December 31, 2020.

(2) Unit costs determined using a gold price of $1,500/oz and an exchange rate of CAD/USD of 1.31.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "The 2021 LOMP represents an important interim report on our progress advancing the Detour Lake Mine, defining a highly profitable operation that is well positioned to benefit from our ongoing exploration success and other value creation opportunities. Based on the new mine plan, Detour Lake is poised to become Canada's largest gold producer and, with the potential for substantial growth in Mineral Reserves as our drilling programs continue, could very well become one of the largest and most profitable gold mines in the world.

"The 2021 LOMP includes significant production growth and improved unit costs compared to past operating experience. Production growth is driven by higher levels of mill throughput, reflecting increased ore tonnes mined, lower stripping ratios, better ore fragmentation and improved productivity in the mill based on a number of key business improvement initiatives. Sustaining capital estimates, which account for about half of total capital expenditures in the first five years, are based on actual experience over the last several years and extensive engineering work. Growth capital expenditures over this period mainly relate to new growth projects aimed at maximizing returns and positioning the operation to benefit fully from additional value creation opportunities.

"A key factor driving our interest in acquiring Detour Lake Mine was the belief that we could substantially grow Mineral Reserves through extensive drilling.  Results to date support our view that there is a large, continuous corridor of mineralization along the Detour Mine Trend that extends from the Main Pit, through the Saddle Zone and continues beyond the West Pit location. With continued drilling success, we anticipate transitioning to a much larger pit design as we grow our Mineral Reserve base leading to further increases in production at better unit costs."

Key Assumptions

The Economic analysis of the operation was completed using a gold price of US$1,500 per ounce and a CAD$/US$ exchange rate of 1.31. The current gold price provided for Mineral Reserve estimation is US$1,300/oz, with US$ 1,500/oz being used for Mineral Resource estimation.  Both Mineral Resource and Mineral Reserve estimates use an exchange rate assumption of CAD/US $1.31. The project start date is January 1, 2021 with mining conducted over a period of 18 years and processing activities extending over 22 years, with the final three years of processing reflecting the milling previously stockpiled low-grade Mineral Reserves.

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Review of Operations

During the Life of Mine ("LOM"), a total of 14,499,000 ounces of gold is produced at an average grade of 0.82 g/t and an average recovery rate of 91.9%. The production profile assumes the mining of 593.9 million tonnes of ore with an average strip ratio of 1.90 and an ex-pit ore grade of 0.82 g/t over a period of 18 years, including 1,954,000 ounces of low-grade stockpiled Mineral Reserves, which will mainly be processed over a four year period at the end of the mine life.  Over the first five years of operation, starting at January 1, 2021, 3,618,000 ounces of gold are produced in aggregate (an average of 723,600 ounces per year) from processing 132.8 million tonnes at an average grade of 0.92 g/t and at an average recovery rate of 92.0%.  A total of 186.4 million tonnes of ore is projected to be mined during this five-year period at an average grade of 0.78 g/t and at an average strip ratio of 2.08.

On a per ounce sold basis, average unit costs over the LOM are expected to include operating cash costs per ounce sold of $619 and AISC per ounce sold of $821. Unit costs in the first five years of the operation are expected to be better than the LOM averages and clearly establish Detour Lake Mine as a low-cost gold mining operation with operating cash costs of $524 and AISC per ounce sold of $775.

Table 1. Operating Summary1

2021 - 2025
Mining
Ore Mined (Mt)	186.4
Waste Mined (Mt)	386.9
Ex-Pit Mined (Mt)	573.3
Strip Ratio (waste/ore)	2.08
Ex-Pit Ore Grade (g/t)	0.78
Processing
Tonnes Milled (Mt)	132.8
Head Grade (g/t)	0.92
Recovery (%)	92.0
Gold Recovered (Koz)	3,618
Gold Poured (Koz)	3,618
Gold Sales (Koz)	3,618
Unit Costs
Operating Cash Cost ($/oz)[2]	524
AISC ($/oz)[2]	775

(1) Tonnes and ounces are based on Mineral Reserves and Mineral Resources as at December 31, 2020.

(2) Note: See "Non-IFRS Measures" set out below and as further set out on page 40 of the Company's MDA for the three and twelve months ended December 31, 2020 for further details.

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Figure 1. 2020 Life-of-Mine Plan ("LOMP") Gold Production

Figure 2. Total Mined Tonnes, Stripping Ratio

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Figure 3. Historical & Near-Term Production

(1) For the twelve months ended December 31, 2020; Reduction from 2019 largely related to impact reduced operations and other components of the Company's COVID-19 response

(2) Included in Company's production guidance for 2021 (see press release dated December 10, 2020)

Figure 4. Operating Cash Costs Per Ounce Sold (2021 - 2025)1

Note: See "Non-IFRS Measures" set out below and as further set out on page 40 of the Company's MDA for the three and twelve months ended December 31, 2020 for further details.

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Figure 5. AISC Per Ounce Sold1

Note: See "Non-IFRS Measures" set out below and as further set out on page 40 of the Company's MDA for the three and twelve months ended December 31, 2020 for further details.

Figure 6. Operating Cash Costs & AISC per ounce sold over 2021 LOMP

Review of Economic Analysis

The economic analysis included a discounted cash flow assessment using a gold price of US$1,500 per ounce and a discount rate of 5%. The currency used to calculate cash flow in the 2021 Detour Lake Technical Report is the Canadian dollar. For the purpose of this press release, amounts of have been converted to US dollars using an exchange rate of CAD/US 1.31. Operating costs were prepared based on recent operating history and technical assumptions associated with the production profile. Capital expenditures were prepared based on engineering estimates, vendor quotes, maintenance strategies, or estimated long-term requirements based on current asset value.  The economic evaluation assumes the continued payment of a 2% net smelter royalty to Franco-Nevada Corporation and the continuation of existing payment obligations to First Nations groups.

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As outlined in Table 2 below, the pre-tax cumulative cash flow is estimated at $8,505 million.  The post-tax cumulative cash flow is estimated at $6,377 million.  At a 5% discount rate, the Net Present Value of pre-tax cash flows is $5,049 million and of post-tax cash flows is $3,792 million.

Over the first five years of the project total pre-tax cumulative cash flow is estimated at $1,602 million, for an average of $320.3 million per year. The post-tax cumulative cash flow is estimated at $1,299 million over the five-year period.

Table 2. Cash Flow Analysis1

$ Millions unless otherwise stated	LOM	2021 - 2025
Sales
Gold Sold (Koz)	14,519	3,618
Gold Price (US$/oz)	1,500	1,500
Gross Revenue	21,778	5,427
Refining and Transport Costs	(25)	(6)
Net Revenue	21,754	5,421
Operating Costs - Mining	(3,526)	(931)
Operating Costs - Processing	(3,976)	(827)
Operating Costs - Site Adm.	(1,458)	(388)
Operating Costs	(8,690)	(2,146)
Royalties and First Nation Payments	(584)	(152)
Changes in Inventory	(27)	250
Operating Margin	12,183	3,373
Capital Expenditures	(3,621)	(1,510)
Reclamation	(79)	(7)
Lease Payments	(9)	(2)
Less: Changes in W/C	32	(252)
Free Cash Flow Before Taxes	8,505	1,602
Taxes	(2,127)	(303)
Free Cash Flow After Taxes	6,377	1,299
Net Present Value Before Tax (5%)	5,049	1,405
Net Present Value After Tax (5%)	3,792	1,149

Note: See "Non-IFRS Measures" set out below and as further set out on page 40 of the Company's MDA for the three and twelve months ended December 31, 2020 for further details.

Capital Expenditures

Total capital expenditures for the project $3,621 million over the LOM and $1,510 million from 2021 - 2025, for an average over the first five years of $302.0 million. Contributing to the level of capex in the first five years are a number of key projects, including $65 - $75 million for projects aimed at increasing throughput in the mill to 28 million tonnes per year. Capital expenditures for mining includes equipment replacement, planned component replacements, and capitalized maintenance of 795 haul trucks. Expenditures related to the tailings management areas ("TMA") include construction of Cell 2 and Cell 3, while G&A costs are largely related to environmental permitting for the West Detour project and the Mine Water Pond.

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Figure 7. Capital Expenditures (2021 - 2025)

Mineral Reserves and Mineral Resources

Mineral Reserve estimates included in the 2021 Detour Lake Technical Report and LOMP are as at December 31, 2020 and were previously reported in a press release dated February 25, 2021. Mineral Reserves at Detour Lake as at December 31, 2020 were estimated at 13,821,000 ounces at an average grade of 0.96 g/t at an average cut-off grade at or above 0.50 g/t. In addition, the Company also established low-grade Mineral Reserves of 1,954,000 ounces at an average grade of 0.41 g/t. These Mineral Reserves will mainly be processed at the end of the mine life and, under previous mine planning, would have been mined as waste. Measured and Indicated ("M&I") Mineral Resources as at December 31, 2020 were estimated at 5,191,000 ounces at an average grade of 1.21 g/t. Inferred Mineral Resources totaled 1,606,000 ounces at an average grade of 0-.94 g/t.

Table 3. Mineral Reserve Estimates1

Notes: Readers are referred to the footnotes set out at the end of this press release.

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Table 4. M&I Mineral Resource Estimates1

Notes: Readers are referred to the footnotes set out at the end of this press release.

Table 5. Inferred Mineral Resource Estimates1

Notes: Readers are referred to the footnotes set out at the end of this press release.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Qualified Persons

The technical contents related to the Detour Lake Mine in this press release, have been reviewed and approved by Andre Leite, P. Eng., Detour Lake Mine Technical Service Manager. Mr. Leite is a "qualified person" as defined in National Instrument 43-101 and have reviewed and approved disclosure of the technical information and data in this press release.

Footnotes Related to Mineral Reserve Calculations:

1. The mineral reserves have an effective date of December 31, 2020. The Qualified Person for the estimate is Mr. Andre Leite

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2. Mineral reserves amenable to open pit mining methods were estimated using a gold price assumption of US$1,300/oz, an exchange rate of 1.31 C$/US$, a 2% net smelter return royalty, refining charge of 0.05%, variable metallurgical recoveries based on a formula, inter-ramp pit slope angles that range from 25.1-56.3º, mining cost of C$3.42/t mined, incremental haulage costs of C$0.019/7.25 m bench at Detour Lake and C$0.15/5 m bench at West Detour and North Pit, process costs of C$9.75/t milled, general and administrative costs of C$3.59/t milled, non-mining sustaining capital costs of C$3.42/t milled, and mining sustaining capital costs of C$0.35/t mined.  The estimate is reported above variable optimized cut-off and a minimum cut-off grade of 0.35 g/t Au.

3. Estimates were rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

4. Totals may not add up due to rounding.

Footnotes Related to Mineral Resource Calculations:

1. The mineral resources have an effective date of December 31, 2020. The Qualified Person for the estimate is Mr. Andre Leite, P.Eng., a Kirkland Lake Gold employee.

2. Mineral resources are reported exclusive of those mineral resources converted to mineral reserves.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Mineral resources are reported using the 2014 CIM Definition Standards.

3. Mineral resources considered amenable to open pit mining methods were estimated using a gold price of US1,500/oz, an exchange rate of 1.31 C$/US$,  variable metallurgical recovery assumptions based on formulae, refining and transport costs of C$5/oz Au, mining costs of C$3.42/t mined, process costs of C$9.75/t milled, tailings management costs of C$1.50/t milled, general and administrative costs of C$3.59/t milled, non-mining sustaining capital costs of $2.44/t milled, mining sustaining capital costs of C$0.35/t mined, incremental bench cost of $0.019/t/bench, and variable pit slope angles that range from 25-56º.  The estimate is reported above a cut-off grade of 0.5 g/t Au.

4. Mineral resources considered amenable to underground pit mining methods were estimated assuming long-hole and transverse stoping methods.  The estimates used a gold price of US1,300/oz, metallurgical recovery assumption of 97%, refining and transport costs of C$5/oz Au, average mining cost of C$75/t mined, process and tailings costs of C$9/t milled, general and administrative costs of C$11.50/t, assumed dilution average of 12%.  The estimate is reported above a cut-off grade of 2.2 g/t Au.

5. Estimates have been rounded in accordance with reporting guidelines.  Totals may not sum due to rounding.

Non-IFRS Measures

The Company has included certain non-IFRS measures in this document, as discussed below. The Company believes that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Free Cash Flow

In the gold mining industry, free cash flow is a common performance measure with no standardized meaning. The Company calculates free cash flow by deducting cash capital spending (capital expenditures for the period, net of expenditures paid through finance leases) from net cash provided by operating activities. The Company discloses free cash flow as it believes the measure provides valuable assistance to investors and analysts in evaluating the Company's ability to generate cash flow after capital investments and build the cash resources of the Company.

Operating Cash Costs and Operating Cash Costs per Ounce Sold

Operating cash costs and operating cash cost per tonne and per ounce sold are non-IFRS measures. In the gold mining industry, these metrics are common performance measures but do not have any standardized meaning under IFRS. Operating cash costs include mine site operating costs such as mining, processing and administration, but exclude royalty expenses, depreciation and depletion and share based payment expenses and reclamation costs. Operating cash cost per ounce sold is based on ounces sold and is calculated by dividing operating cash costs by volume of gold ounces sold.

The Company discloses operating cash costs and operating cash cost per tonne and per ounce as it believes the measures provide valuable assistance to investors and analysts in evaluating the Company's operational performance and ability to generate cash flow. The most directly comparable measure prepared in accordance with IFRS is total production expenses. Operating cash costs and operating cash cost per ounce of gold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Sustaining and Growth Capital

Sustaining capital and growth capital are Non-IFRS measures. Sustaining capital is defined as capital required to maintain current operations at existing levels. Growth capital is defined as capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations. Both measurements are used by management to assess the effectiveness of investment programs.

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AISC and AISC per Ounce Sold

AISC and AISC per ounce are Non-IFRS measures. These measures are intended to assist readers in evaluating the total costs of producing gold from current operations. While there is no standardized meaning across the industry for this measure, the Company's definition conforms to the definition of AISC as set out by the World Gold Council in its guidance note dated June 27, 2013. The Company defines AISC as the sum of operating costs (as defined and calculated above), royalty expenses, sustaining capital, corporate expenses and reclamation cost accretion related to current operations. Corporate expenses include general and administrative expenses, net of transaction related costs, severance expenses for management changes and interest income. AISC excludes growth capital expenditures, growth exploration expenditures, reclamation cost accretion not related to current operations, interest expense, debt repayment and taxes.

Average Realized Price per Ounce Sold

In the gold mining industry, average realized price per ounce sold is a common performance measure that does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is revenue from gold sales. Average realized price per ounce sold should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating the total revenues realized in a period from current operations.

Risks and Uncertainties

The exploration, development and mining of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Kirkland Lake Gold is subject to several financial and operational risks that could have a significant impact on its cash flows and profitability. The most significant risks and uncertainties faced by the Company include: the price of gold; the uncertainty of production estimates (which assume accuracy of projected grade, recovery rates, and tonnage estimates and may be impacted by unscheduled maintenance, labour and other operating, engineering or technical difficulties with respect to the development of its projects, many of which may not be within the control of the Company), including the ability to extract anticipated tonnes and successfully realizing estimated grades; the threat of outbreaks of viruses or other infectious disease, including COVID-19; changes to operating and capital cost assumptions; the inherent risk associated with project development and permitting processes; the uncertainty of the mineral resources and their development into mineral reserves; the replacement of depleted reserves; foreign exchange risks; changes in applicable laws and regulations (including tax legislation); reclamation obligations; regulatory; tax matters and foreign mining tax regimes, as well as health, safety, environmental and cybersecurity risks. For more extensive discussion on risks and uncertainties refer to the "Risks and Uncertainties" section in the December 31, 2020 Annual Information Form and the Company's MD&A for the period ended December 31, 2020 filed on SEDAR and on EDGAR.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute 'forward looking statements', including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, are intended to identify such forward-looking statements. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, among others, the development of the Company's properties and the anticipated timing thereof, expected production from, and the further potential of the Company's properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; the anticipated timing and commencement of exploration programs on various targets within the Company's land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company's COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at the Company's sites, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, statements made with respect to our guidance for production, assumptions relating to revenues, operating cash flow and other metrics set out in the Company's disclosure materials, the optimization of the Company's mine plans, including the updated mine plan for the Detour Lake mine expected in 2022, the Company's continuous improvement initiatives and the potential impacts thereof, the performance of the Company's equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors, including the ability of the Company to realize on certain planned synergies associated with the acquisition of Detour Gold Corporation, the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (such as the Canadian dollar versus the US dollar), mark-to-market derivative variances, possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, risks related to information technology and cybersecurity, timing and costs associated with the design, procurement and construction of the Company's various capital projects, including but not limited to potential future impacts and effects of COVID19, including but not limited to potential future delays and unanticipated suspension or interruption of operations, the #4 Shaft project at the Macassa Mine, the ventilation, paste plant, transformer and water treatment facility at the Fosterville Mine, the ability to obtain all necessary permits associated with the Detour Lake Mine, the ability to obtain the necessary permits in connection with all of its various capital projects, including but not limited to the rehabilitation of the Macassa tailings facility and the development of a new tailings facility and the anticipated results associated therewith, the West Detour project, processing plant expansion at the Detour Lake Mine, the ability to obtain renewals of certain exploration licences in Australia, native and aboriginal heritage issues, including but not limited to ongoing negotiations and consultations with the Company's First Nations partners, risks relating to infrastructure, permitting and licenses, exploration and mining licences, government regulation of the mining industry, risks relating to foreign operations, uncertainty in the estimation and realization of mineral resources and mineral reserves, quality and marketability of mineral product, environmental regulation and reclamation obligations, including but not limited to risks associated with reclamation and closure obligations relating to the Northern Territory projects, risks relating to the Northern Territory wet season, risks relating to litigation and unanticipated costs to assume the defence of such litigation, risks relating to applicable tax and potential reassessments thereon, risks relating to changes to tax law and regulations and the Company's interpretation thereof, foreign mining tax regimes and the potential impact of any changes to such foreign tax regimes, competition, currency fluctuations, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the AIF of the Company for the year ended December 31, 2019 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

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Mineral resources are not mineral reserves, and do not have demonstrated economic viability, but do have reasonable prospects for eventual economic extraction. Measured and indicated resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them to enable them to be categorized as mineral reserves. There is no certainty that Measured or Indicated mineral resources can be upgraded to mineral reserves through continued exploration and positive economic assessment.

Information Concerning Estimates Of Mineral Reserves And Measured, Indicated And Inferred Resources

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

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